Exhibit 12.1

BE Aerospace, Inc.

Computation of Ratio of Earnings to Fixed Charges
(unaudited)
(dollars in millions, except ratios)

	Fiscal Year Ended
	12/31/2011	12/31/2010	12/31/2009	12/31/2008	12/31/2007
Earnings:
Earnings (loss) before income taxes	$323.0	$211.4	$204.6	$(87.8)	$215.1
Fixed charges, excluding capitalized interest	106.6	93.7	90.5	51.2	25.0
Total Earnings	$429.6	$305.1	$295.1	$(36.6)	$240.1

Fixed Charges:
Interest Expense	$99.3	$85.9	$82.2	$45.8	$22.3
Rental expenses representative of an interest factor	1.1	1.0	1.7	1.5	1.5
Capitalized Interest	0.9	—	—	—	—
Amortization of deferred debt issuance costs and discount	6.2	6.8	6.6	3.9	1.2
Total Fixed Charges	$107.5	$93.7	$90.5	$51.2	$25.0

Ratio of earnings to total fixed charges	4.0	3.3	3.3	*	9.6

* For the fiscal year ended December 31, 2008, our earnings were insufficient to cover our fixed charges by $87.8 million.